September 14, 2009

VIA EDGAR AND OVERNIGHT MAIL

Cecilia Blye
Office of Global Security Risk Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Ameron International Corporation
Form 10-K for the Fiscal Year Ended November 30, 2008
File No. 1-9102

Dear Ms. Blye:

On behalf of Ameron International Corporation (the “Company”), this responds to your letter dated March 26, 2009 (the “2009 Comment Letter”).  For ease of reference, the numbered paragraphs below correspond to the numbered comments in the 2009 Comment Letter, with each of your comments presented in bold followed by the related response.

We confirm that we are responsible for the adequacy and accuracy of the disclosures in our filings.  Furthermore, we acknowledge that (i) neither your comments nor changes in disclosure in response to your comments preclude the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing, and (ii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

1.
We note your disclosure on pages 28 and 57 that OFAC requested information regarding transactions involving Iran.  Please describe to us the transactions the request relates to, including whether they were transactions by you, your subsidiaries, joint venture, joint venture partners or other entities.

RESPONSE:

As disclosed on pages 28 and 57 of our Form 10-K for the fiscal year ended November 30, 2008 (the “2008 Form 10-K”), the Office of Foreign Assets Control (“OFAC”) sent to the Company a Requirement To Furnish Information regarding transactions involving Iran.  OFAC did not identify any specific transactions in its letter.  Rather, OFAC directed the Company to provide the following information regarding transactions in or with Iran:  (i) whether the Company has exported any goods to Iran (directly or indirectly) since December 1, 2003, (ii) whether any foreign branch or subsidiary of the Company has exported or reexported goods from the United States to Iran (directly or indirectly) since December 1, 2003 and (iii) information regarding any U.S. person’s involvement in transactions involving Iran, including, but not limited to, servicing, consulting, assisting, managing, purchasing, selling, transporting, swapping, brokering, approving, dealing, financing, facilitating, or guaranteeing in any manner; facilitating payments through U.S. bank accounts; or exercising managerial control over operations in Iran.

We have finalized our inquiry and are delivering the findings of the inquiry to OFAC at the same time as the filing of this response letter.  Certain information obtained through the inquiry is included in response to question 3 below.  Following the inquiry, the Company adopted a policy that prohibits it and its subsidiaries from accepting any new business in or with Iran, North Korea, Sudan or Syria, and that memorializes the current prohibition on the Company or any of its subsidiaries engaging in any business in Cuba or with Cuban customers.

2.
We note that the free CD-Rom Dualoy Fuelhandling order form on your website, listing contact information for Ameron B.V. in the Netherlands, includes a country dropdown menu that includes Cuba, Iran, Syria and Sudan.  Each of these countries is identified by the State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls.  Please tell us whether you provide the CD-Roms, containing your product catalog, to persons in these countries, and whether you sell into the countries.

RESPONSE:

Although we have not discovered any evidence that the Company or any of its subsidiaries directly distributed any of the Dualoy CD-Roms in Iran, we have discovered evidence that a copy of the CD-ROM may have been provided to an unaffiliated Iranian sales agent by an UAE subsidiary of the Company.  We found no evidence that the Company or any of its subsidiaries provided the Dualoy CD-Rom to any person in Cuba, Syria or Sudan.  The software program for online ordering had a prepackaged dropdown menu which listed every country in the world.  We have replaced this with a regional dropdown menu (North America, Asia and Middle East, Europe (including Africa and CIS), and South America).  As noted earlier, the Company has adopted a policy that prohibits it and its subsidiaries from accepting any new business in or with, among other countries, Iran.

In comment letters dated April 29, 2008 and June 16, 2008 (collectively, the “2008 Comment Letters”) regarding our Form 10-K for the fiscal year ended November 2007 (the “2007 Form 10-K”) and Form 10-Q for the fiscal quarter ended March 2, 2008 (the “2008 Q1 Form 10-Q”), the Commission asked the Company, among other things, whether the Company sold into Iran, Syria or Sudan.  In order to respond to the 2008 Comment Letters, the Company inquired of all the domestic and foreign entities then included in its consolidated group (collectively, the “Current Consolidated Group”) whether, during the three fiscal years and one additional fiscal quarter covered by the 2007 Form 10-K and the 2008 Q1 Form 10-Q (the “2008 Comment Letter Period”), they had sales, from current operations, into Iran, Syria or Sudan.  The Current Consolidated Group does not include, and we did not make inquiry of the Company’s three unconsolidated joint ventures, none of which is controlled by the Company: (i) TAMCO, a domestic corporation of which the Company owns 50%; (ii) Bondstrand Ltd., a foreign company of which the Company indirectly (through a wholly-owned foreign subsidiary) owns 40% and (iii) Ameron Saudi Arabia Ltd., a foreign company of which the Company owns 30%.  In addition, we note the Staff’s reference to high performance coatings in Question 3 below, and would like to clarify that the Company’s coatings business was sold on August 1, 2006 and, therefore, is not part of the Company’s current operations.

Based on that inquiry, the Company responded in its letters to the Commission dated May 21, 2008 and June 26, 2008 (collectively, the “2008 Response Letters”) that the Company did not have any sales from current operations in Iran, Syria or Sudan during the 2008 Comment Letter Period.  In order to give a complete response, the Company also provided the following information in the 2008 Response Letters based on its inquiry: (i) no domestic entity included in the Current Consolidated Group had any sales from current operations in or with Iran, Syria or Sudan during the 2008 Comment Letter Period, (ii) no foreign entity included within the Current Consolidated Group had sales from current operations in or with Syria during the 2008 Comment Letter Period, and (iii) certain foreign subsidiaries included within the Current Consolidated Group had limited sales from current operations into Iran and Sudan during the 2008 Comment Letter Period.

In order to respond to the question reproduced above from the 2009 Comment Letter, the Company inquired of members of the Current Consolidated Group whether they had had any sales from current operations into Iran, Syria or Sudan during the period from the end of the 2008 Comment Letter Period through the end of the calendar year 2008 (the “2009 Comment Letter Period”).  Based upon this new inquiry, the Company did not have any sales from current operations into Iran, Syria or Sudan during the 2009 Comment Letter Period.  In order to give a complete response, we are also providing the following information based on our new inquiry: (i) no domestic entity included in the Current Consolidated Group had any sales from current operations into Iran, Syria or Sudan during the 2009 Comment Letter Period, (ii) no foreign entity included within the Current Consolidated Group had any sales from current operations into Syria or Sudan during the 2009 Comment Letter Period, and (iii) two foreign subsidiaries included within the Current Consolidated Group (Ameron (Pte) Ltd. (“PTE”), a wholly-owned subsidiary of the Company located in Singapore and Ameron Malaysia Sdn. BHn. (“AM”), a wholly-owned subsidiary of PTE located in Malaysia) reported combined direct sales from current operations of US$342,826.76, and no indirect sales, into Iran during the 2009 Comment Letter Period.

We note that the Commission did not ask the Company to address sales into Cuba in the 2008 Letters.  Therefore, in order to fully respond to the Commission’s inquiry regarding Cuba, the Company reviewed transactions from current operations involving Cuba during both the 2008 Comment Letter Period and the 2009 Comment Letter Period (collectively, the “Reviewed Period”).  Based on this new inquiry, neither the Company nor any of its subsidiaries had any sales into Cuba during the Reviewed Period.  The Colombian branch of American Pipe and Construction International, a U.S. subsidiary of the Company, did, however, make two sales in Colombia during 2005 to a Colombian branch or subsidiary of a Cuban company.  A sale of approximately $3,982 (9,367,000 COP) was made on or about April 8, 2005, and a subsequent sale of approximately $11,582 (26,359,028 COP) was made on or about December 12, 2005.

3.
In addition, we note a job posting website that includes an Ameron subsidiary employee resume detailing positions held thru “Present” that include providing Ameron services and products in Syria and Iran, and another job posting website that advertises a job selling Ameron high performance coatings in Iran.  Please describe to us any direct and indirect contacts with Cuba, Iran, Syria and Sudan since your letters to us of May 21, 2008 and June 26, 2008, including contacts through subsidiaries, joint ventures, distributors, or other indirect arrangements.

RESPONSE:

As indicated in response to Question 2 above, the Company did not have any sales from current operations into Cuba, Iran, Syria or Sudan during the Reviewed Period.  Also as described in response to Question 2 above, certain of the Company’s foreign subsidiaries within the Current Consolidated Group have had sales from current operations into (and therefore contacts with) Iran and Sudan during the Reviewed Period, and a foreign branch of one of the Company’s domestic subsidiaries within the Current Consolidated Group had sales from current operations to (and therefore contact with) a branch or subsidiary of a Cuban company during the Reviewed Period.  In addition, although neither the Company nor any of the Company’s foreign subsidiaries within the Current Consolidated Group has had sales from current operations into Syria during the Reviewed Period, certain of the Company’s foreign subsidiaries have had limited contacts in Syria that did not lead to sales during the Reviewed Period.

The Company has also recently received information that Bondstrand Ltd. had sales of approximately $13,936.98 of adhesive to an Iranian company.  Bondstrand Ltd. informed the Company that there was no involvement by the Company, or any of the Company’s domestic subsidiaries, or any employee, executive or director of the Company or any of the Company’s domestic subsidiaries, in this transaction.  As noted above, the Company does not control the activities of Bondstrand Ltd.

In connection with the Company’s internal inquiry regarding OFAC’s Requirement to Furnish Information described above, the Company is reporting to OFAC certain limited contacts that Company employees had during the Reviewed Period with individuals involved with Iranian companies such as (1) employees of the Company forwarding to its foreign subsidiaries inbound email inquiries regarding Iranian companies, (2) a lunch meeting that a Company employee attended with an employee of an Iranian-based company that is a sales agent to PTE in Iran, (3) an unsuccessful quote by the Company to a Canadian company that was a potential contractor for a project in Iran and (4) receipt by employees of the Company of requests from a foreign subsidiary for approval of unsuccessful bids on a project in Iran (although we did not find evidence that the approval was ever granted).  The Company is not aware of any direct or indirect sales that have resulted from these contacts.

In addition, the Company is reporting to OFAC certain situations where Company employees took actions that indirectly related to the Company’s foreign subsidiaries’ business in Iran, two examples of which include (1) the opening of a bank account in Dubai used by the Company’s foreign subsidiaries to conduct business in Iran, and (2) product testing in support of a foreign subsidiary’s unsuccessful bid on a project in Iran.  There was no evidence discovered in the inquiry indicating that the Company executives who signed the corporate resolution authorizing the bank account or signed account opening documents knew that the purpose of the bank account was specifically to assist a foreign subsidiary’s business in Iran, or that the Company employees involved in the product testing knew that the testing was in support of a bid in Iran.

The Company is also reporting to OFAC one realized transaction during the 2008 Comment Letter Period involving Iran in which the Company’s management was asked to approve certain capital expenditures requested by PTE and Ameron B.V. (“BV”), a wholly-owned subsidiary of the Company located in the Netherlands.  The expenditures were for equipment of general usage, but were requested by PTE and BV to support ongoing demand for a contract involving Iran that PTE had previously obtained without the involvement of the Company or any of its domestic subsidiaries.

During the course of the inquiry the Company also discovered that PTE reexported some commonly used U.S.-origin pipe-related tools, fittings and accessories to Iran and Sudan during the Reviewed Period.  However, none of these goods was sourced from or reexported by the Company or any of its domestic subsidiaries.  We believe that all of these goods should be classified by OFAC as EAR99 and, therefore, that the reexports of such goods were authorized by 31 C.F.R. § 538.507(b).

*           *           *           *           *

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (626) 683-4000.

Sincerely,

/s/ James R. McLaughlin
James R. McLaughlin
Senior Vice President,
Chief Financial Officer & Treasurer